Via Facsimile and U.S. Mail
Mail Stop 6010


December 13, 2005


Mr. Kim D. Thorpe
Executive Vice President and Chief Financial Officer
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, FL 32202

Re:	FPIC Insurance Group, In.
	Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 15, 2005
	File No. 001-11983

Dear Mr. Thorpe:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2004

Liability for Losses and Loss Adjustment Expenses ("LAE"), page 17

1. We note your expanded disclosure in response to comment number
3
in our comment letter dated July 31, 2003. Please provide us the following, in disclosure-type format:
* More detail regarding the specific actuarial techniques and assumptions you use when estimating the liability for losses and LAE.
Specifically address the factors that led management to determine the best estimate of loss reserves within your reserve range.
* Please provide quantified and narrative analyses of the impact that reasonably likely changes in one or more of your key assumptions that materially affect the reserve balance would have on reported results, financial position and liquidity. We note that you provide an analysis around the total carried reserve balance but do not provide quantitative and narrative analyses around the key assumptions that affect the reserve balance.
* In addition, because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves for each line of business.

2. We refer to the last sentence on page 17 where you disclose the fact that amounts that are settled for less than their individually estimated case reserves are used to offset other loss and LAE reserve components. Please explain to us in greater detail what this means and why this is appropriate under SFAS 60. It would helpful to provide an example of this policy in your response.

Consolidated Results of Operations

Insurance Segment Results and Selected Other Information

Selected Direct Professional Liability Claims Information, page 23

3. We note from your table that the average paid loss with indemnity payment was $194,000 in 2004 and the total claims with indemnity payments in 2004 were 350. This would appear to result in a total net loss paid of $67,900,000, but your table shows total paid losses of $119,305,000. Please tell us, in disclosure-type format, the difference between the $119,305,000 and the $67,900,000.

Contractual Obligations, Commitments and Off-Balance Sheet
Arrangements, page 37

4. It appears that scheduled interest payments on long-term debt are excluded from the contractual obligations table. Please explain to us, why interest payments are excluded. Please refer to section
IV
of Financial Reporting Release 72.

Notes to the Consolidated Financial Statements

Note 3.  Investments, page F-16

5. Please tell us why you did not include the unrealized loss position disclosure required by paragraph 21 of EITF 03-1.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Dana Hartz, Staff Accountant, at (202) 551-
3648
or Joseph Roesler, Senior Accountant, at (202) 551-3628 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
??

??

??

??

Mr. Kim D. Thorpe
FPIC Insurance Group, Inc.
December 13, 2005
Page 4